UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)

VERILINK CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923432 10 8

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923432 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures V, L.P., a California limited partnership (“Sierra Ventures V”) 94-3222153

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 0 shares directly owned by Sierra Ventures V.

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 0 shares directly owned by Sierra Ventures V.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 923432 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SV Associates V, L.P., a California limited partnership (“SV Associates V”) 94-3222154

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 0 shares directly owned by Sierra Ventures V. SV Associates V is the general partner of Sierra Ventures V.

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 0 shares directly owned by Sierra Ventures V. SV Associates V is the general partner of Sierra Ventures V.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 923432 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”) 94-3259091

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 0 shares directly owned by Sierra Ventures VI, L.P.

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 0 shares directly owned by Sierra Ventures VI, L.P.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 923432 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SV Associates VI, L.P., a California limited partnership (“SV Associates VI”) 94-3259090

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 0 shares directly owned by Sierra Ventures VI. SV Associates VI is the General Partner of Sierra Ventures VI.

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 0 shares directly owned by Sierra Ventures VI. SV Associates VI is the General Partner of Sierra Ventures VI.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 923432 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures VII, L.P., a California limited partnership (“Sierra Ventures VII”) 94-3315644

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 0 shares directly owned by Sierra Ventures VII.

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 0 shares directly owned by Sierra Ventures VII.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 923432 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures Associates VII, LLC, a California limited liability company (“SV Associates VII”) 94-3315643

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 0 shares held by Sierra Ventures VII. SV Associates VII is the general partner of Sierra Ventures VII.

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 0 shares held by Sierra Ventures VII. SV Associates VII is the general partner of Sierra Ventures VII.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, LLC (collectively, the “Sierra Entities”).  The Sierra Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

STATEMENT ON SCHEDULE 13G

Item 1.
	(a)	Name of Issuer Verilink Corporation
	(b)	Address of Issuer’s Principal Executive Offices 127 Jetplex Circle, Madison, AL 35758

Item 2.
	(a)	Name of Person Filing Sierra Ventures V, L.P. SV Associates V, L.P. Sierra Ventures VI, L.P. SV Associates VI, L.P. Sierra Ventures VII, L.P. Sierra Ventures Associates VII, LLC
	(b)	Address of Principal Business Office or, if none, Residence c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
	(c)	Citizenship All entities were organized in California.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 923432 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 0 shares of Common Stock. (1)
	(b)	Percent of class: 0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 0 shares of Common Stock. (1)
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 0 shares of Common Stock (1)

(1)           This Schedule 13G is being filed on behalf of Sierra Ventures V, L.P. a California limited partnership (“Sierra Ventures V”), SV Associates V, L.P., a California limited partnership (“SV Associates V”), Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”), SV Associates VI, L.P., a California limited partnership (“SV Associates VI”), Sierra Ventures VII, L.P. a California limited partnership (“Sierra Ventures VII”) and Sierra Ventures Associates VII, LLC, a California limited liability company (“SV Associates VII”) (collectively, “Sierra Ventures”).  Sierra Ventures is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by Sierra Ventures that such a “group” exists.  The agreement among Sierra Ventures to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

SV Associates V, SV Associates VI and SV Associates VII are the general partners of Sierra Ventures V, Sierra Ventures VI and Sierra Ventures VII, respectively.  Management of the business affairs of SV Associates V, SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates V, SV Associates VI and SV Associates VII, respectively.  Each individual general partner and member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

February 14, 2006
(Date)

SIERRA VENTURES V, L.P.

By: SV Associates V, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SV ASSOCIATES V, L.P.

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SIERRA VENTURES VI, L.P.

By: SV Associates VI, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SV ASSOCIATES VI, L.P.

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SIERRA VENTURES VII, L.P.

By: Sierra Ventures Associates VII, L.L.C.
Its General Partner

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: Managing Member

SIERRA VENTURES ASSOCIATES VII, L.L.C.

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: Managing Member

Exhibit 1

JOINT FILING AGREEMENT

This  Agreement is dated as of August 24, 2004 among Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures VII, L.P., and Sierra Ventures Associates VII, L.L.C. (collectively, the “Reporting Persons”).

WITNESSETH

WHEREAS, the Reporting Persons may be required to file a statement, and amendments thereto, containing the information required by Schedule 13G pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1 promulgated thereunder, in connection with the acquisition of shares of capital stock of Verilink Corporation, a Delaware corporation; and

WHEREAS, pursuant to Paragraph (k) of Rule 13d-1, the undersigned desire to satisfy any Schedule 13G filing obligation under Rule 13d-1 by a single joint filing.

NOW, THEREFORE, in consideration of the foregoing, the undersigned hereto agree as follows:

1. The undersigned agree that any Statement on Schedule 13G to which this Agreement is attached, and any amendments to such Statement, are filed on behalf of each one of them.

2. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered on the date above indicated.

SIERRA VENTURES V, L.P.

By: SV Associates V, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SV ASSOCIATES V, L.P.

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SIERRA VENTURES VI, L.P.

By: SV Associates VI, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SV ASSOCIATES VI, L.P.

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SIERRA VENTURES VII, L.P.

By: Sierra Ventures Associates VII, L.L.C.
Its General Partner

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: Managing Member

SIERRA VENTURES ASSOCIATES VII, L.L.C.

By:	/s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: Managing Member